 Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated December 4, 2018

December 4, 2018
To all parties concerned

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Announcement of Alpine’s Views in Response to the Questions from Shareholders for Alpine’s Extraordinary General Meeting of Shareholders

Alpine Electronics, Inc. (the “Company”) received questions in written forms (the “Shareholders’ Questions”) in advance of the extraordinary general meeting of shareholders of the Company scheduled to be held on December 5, 2018 (the “Extraordinary General Meeting of Shareholders”) from an individual shareholder on November 28, 2018 and Oasis Investments II Master Fund Ltd. (“Oasis”), who is also a shareholder of the Company, on November 30, 2018.

The Shareholders’ Questions principally contain questions relating to the business integration between the Company and Alps Electric (the “Business Integration”) and the share exchange agreement (as may be amended from time to time) executed by the Company and Alps Electric Co., Ltd. on July 27, 2017.

The Company would like to disclose the questions included in the Shareholders’ Questions and the Company’s views in response thereto as below with the aim of facilitating smooth procedures at the Extraordinary General Meeting of Shareholders and fair information disclosure to all shareholders with respect to the Business Integration.

Please note that the questions in the Shareholders’ Questions stated below have been stated exactly as received (*), and the views of the Company in response thereto use the following abbreviations, etc. as appropriate.

(*) Please note that the Shareholders’ Questions which the Company received are in Japanese language only and the questions stated below are translations which the Company prepared.

Abbreviations, etc.	Description
Alps Electric	Alps Electric Co., Ltd.
Share Exchange
The share exchange in which Alps Electric becomes the wholly owning parent company resulting from a share exchange and the Company becomes the wholly owned subsidiary company resulting from a share exchange

Share Exchange Ratio	The share exchange ratio agreed by the Companies in the share exchange agreement for the Share Exchange
Business Integration	The business integration between the Company and Alps Electric
Third-Party Committee	The third-party committee consisting of five members, namely, Messrs. Toshikazu Nakazawa, Hideo Kojima, Shunsuke Teragaki, Toru Matsumoto and Takashi Kokubo
Extraordinary General Meeting of Shareholders
The extraordinary general meeting of shareholders to be held on December 5, 2018 at which the Company will submit a proposal for the approval of the Share Exchange Agreement concerning the Share Exchange

Companies	Collectively refers to the Company and Alps Electric
DCF Analysis	Discounted cash flow analysis
SMBC Nikko	SMBC Nikko Securities Inc.
YCG	YAMADA Consulting Group Co., Ltd.
Ibbotson	Ibbotson Associates Japan, Inc.

1.          Questions from the Individual Shareholder and Views of the Company in Response Thereto

No	Questions from the Individual Shareholder	Views of the Company
1
According to the Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Alps Electric Co., Ltd. (“Alps Electric”) on November 2, 2018, Alpine has a rather aggressive capital expenditure plan with capital expenditures being 12 billion yen in contrast to depreciation expenses being 8.8 billion yen for the fiscal year ending March 31, 2021, which is the final fiscal year of Alpine’s business plan. That capital expenditure for the final fiscal year of the earnings forecasts exceed depreciation expenses so considerably indicates that management is confident in forecasting significant corporate growth thereafter. However, the perpetual growth rate of 0% was used when calculating going-concern value. What kind of discussions did the financial advisors that analyzed enterprise value, and the Third-Party Committee that received the results of the analysis, have that led them to the conclusion that such an inconsistency was not problematic?
●
Since the economic crisis triggered by the collapse of Lehman Brothers, the Company has worked to reduce fixed costs by limiting capital expenditure to the minimum amount deemed necessary.  In the Company’s financial forecasts, capital expenditure is expected to exceed depreciation expenses in the fiscal year ending March 31, 2021.  This is because the Company is increasing investment mainly for the purposes listed in (1) through (4) below in order (a) to tackle issues that have surfaced due to capital expenditure being limited to the minimum amount deemed necessary and (b) to respond to changes in customer demands.  Therefore, the capital expenditure increases are not aggressive investments due to the Company’s confidence about future business expansion.  Accordingly, the Company believes that the assumption that the perpetual growth rate is 0% in the DCF Analyses by SMBC Nikko and YCG does not give rise to any theoretical contradictions.

< Major factors contributing to increased capital expenditure>

			(1)	Increase in demand for upgrading aging facilities, including buildings and structures.
			(2)	Resumption of investment in efficiency enhancement, including response to “Work Style Reform”, such as the introduction of leading-edge information technology and development tools.
			(3)	Capital expenditure related to production automation to respond to difficulties in recruiting workers and a rise in labor costs at domestic and overseas factories.
			(4)	Increase in investments related to addressing workplace safety and making changes to the work environment, in response to customer demands.
			*	Note that the impact of investment relating to (2) and (3) above has been taken into consideration in the Company’s financial forecasts.
●
The Company believes that continuous capital expenditure of approximately 11 to 13 billion yen per year is essential from the perspective of keeping the size of the business in the 300 to 400 billion yen range in the future and remaining competitive.

No	Questions from the Individual Shareholder	Views of the Company
2
In general, when analyzing enterprise value using DCF Analysis, going-concern value is calculated based on free cash flow in the final fiscal year.  However, because going-concern value would be underestimated where capital expenditure exceeds depreciation expense in the free cash flow that is used to calculate going-concern value, it is common practice to calculate going-concern value by setting net capital expenditures (capital expenditures − depreciation expenses) to zero (“Kigyo Kachi Hyoka no Jitsumu Q&A” [Corporate Valuation Practices Q&A], 4th Ed., edited by Plutus Consulting Co., Ltd., p. 117).  Is it correct to understand that in the analyses by SMBC Nikko and YCG (YAMADA Consulting Group Co., Ltd.), going-concern value was calculated in a manner consistent with the common valuation practices and based on proper free cash flow figures?  If that is not the case, based on SMBC Nikko’s calculations, enterprise value is underestimated by approximately 36-37%. What discussions did the Third-Party Committee have to determine that there was no problem with SMBC’s calculations?
●
According to SMBC Nikko and YCG, net capital expenditures for the Company and Alps Electric were assumed to be zero during the going-concern period for the purpose of analyzing going-concern value using DCF Analysis.

3
According to the Form F-4 mentioned in Q1, Alpine’s operating income for the fiscal year ending March 31, 2020 was revised downward to 14.5 billion yen in the September 2018 business plan from 15.0 billion yen in the February 2018 business plan.  As the external economic environment, such as foreign exchange rates, should be having a positive impact, we believe that the downward revision from the February forecast cannot be justified unless there is a specific, significant factor causing business performance to deteriorate.  What are the reasons for the downward revision?  Further, please also disclose what kinds of discussions the Third-Party Committee had.
●
The Company’s operating income for the fiscal year ending March 31, 2020 was revised downward to 14.5 billion yen in the Company’s financial forecasts as of September 2018 from 15.0 billion yen in the financial forecasts as of February 2018 due primarily to the following reasons:

< Reasons for the revision of operating income for the fiscal year ending March 31, 2020 >

			(1)	Expected operating income for the fiscal year ending March 31, 2019 was anticipated to decrease by 1 billion yen as compared to the Company’s estimation as of February 2018.
(2)
Of the factors causing decreased operating income set out in (1) above, factors causing decreased operating income (approximately 500 million yen) due to earnings deterioration associated with changes in our model mix also have a negative impact on operating income for the fiscal year ending March 31, 2020, and the Company deemed it reasonable to lower the operating income forecast by the same amount for the same period.

		●	Please note that the Third-Party Committee verified the reasonableness of the revision of operating income through interviews with the Company.
4
It was announced in the revised extraordinary report submitted by Alps Electric on October 31, 2018, that the date of Alpine’s Extraordinary General Meeting of Shareholders, which had been previously scheduled for mid-December, would be December 5.  On the other hand, Alpine’s press release titled “Notice Regarding the Decision on the Date of the Extraordinary General Meeting of Shareholders and the Proposals and the Effective Date of the Dividends of Surplus” dated November 2, 2018 states that “it resolved at its board of directors meeting held on November 1, 2018 the date of the Extraordinary General Meeting of Shareholders and the proposals.”  These statements in the extraordinary report of Alps Electric indicate either that Alps Electric was aware of the date of the Extraordinary General Meeting of Shareholders before Alpine’s organizational decision was made, or that Alpine accepted the date specified by Alps Electric.  In regards to time inconsistency in such material information, it must be said that there are issues with Alpine’s independence as it relates to the Business Integration and issues regarding your information management process.  Please clarify the cause of such inconsistency and what improvement measures were taken afterwards.
●
The Company decided the date of the Extraordinary General Meeting of Shareholders through prior consultation with Alps Electric because it had to be decided in light of factors such as the effective date of the registration statement on Form F-4 filed by Alps Electric.  Having such communication as we did was operationally necessary and reasonable, and the Company does not believe there is a problem in terms of the Company’s independence, the process related to the Share Exchange, or information management.

●
Further, it is regrettable that this information was disclosed in a form other than what the Company had expected. We have requested that Alps Electric keep care when disclosing information going forward.

No	Questions from the Individual Shareholder	Views of the Company
5
The press release titled “The Company’s Views on the Business Integration between the Company and Alps Electric Co., Ltd.” issued by the Company on November 15, 2018 states that there was a discrepancy [in the discount rates] because YCG factored in a historical size premium while SMBC Nikko did not.

On page 334 of the aforementioned “Kigyo Kachi Hyoka no Jitsumu Q&A” [Corporate Value Practices Q&A], 4th Ed., it is stated that, with respect to an excess rate of return that cannot be explained by the Capital Asset Pricing Model (CAPM) in connection with calculating discount rates, a size premium is the additional premium used to adjust for that portion of the excess rate of return that is attributable to the scale of the enterprise. In other words, only where the share price movements of the relevant company cannot be fully explained solely based on the CAPM, which is based on the movements of the indexes of an entire stock market, such as the Nikkei stock average index or TOPIX, and only where an unexplainable amount exists is the size premium used to compensate for such unexplainable amount.

A size premium is primarily used for small companies in terms of market capitalization, whose share price tends to fluctuate differently than the market.  Whether it is necessary to use a size premium can be examined by comparing the volatility of a specific stock calculated according to the CAPM and a size premium to the actual volatility of that stock. Specifically, the volatility is calculated by using the following formula, pertaining to which a size premium is added to the CAPM:  Risk-free rate + stock market correlation (β) x entire stock market volatility (based on the daily fluctuation of the TOPIX values) + size premium.  Then, Alpine’s volatility of Alpine’s share prices (theoretical value – (1)) calculated by using this formula is compared with actual volatility (actual value – (2)).  A small difference between the aggregated values of these two figures is seen as an appropriate case to use the formula.

When I actually conducted the examination using beta values within the range of 0.7-1.0, which were indicated by share prices of Alpine and its comparable similar companies, where Alpine’s volatility (theoretical value) was calculated by substituting a size premium with a positive value of 0.5% or more, and the differences obtained by subtracting the actual values (2) from the theoretical values (1) for the past two years were summed up, the result was that unilaterally negative figures were produced. This indicates that this model (using a size premium of more than 0.5%) is wrong and unnecessary elements have been added.

Moreover, since the accumulated values of theoretical values (2) minus actual values (1), which were calculated using the formula to which a size premium was added consistently show negative figures, it is demonstrated that the discount rate calculated using the formula is greater than Alpine’s proper discount rate and that at the same time Alpine’s enterprise value derived as a result is underestimated.  As such, if there was somebody with expertise in the Third-Party Committee, that person should have been able to easily notice that it is incorrect to use the model with a size premium in analyzing Alpine. What kinds of discussions did the Third-Party Committee of Alpine have?

Please also indicate how you would respond and your thoughts in the event that it is determined that the unnatural model used by YCG is incorrect.  Please also disclose each size premium actually used or the premium gap of the Companies.
●
According to YCG, a number of experimental studies that have been conducted since the CAPM model was developed show that the realized gross profit of small enterprises is higher over a long period than the value indicated by the CAPM model (small capitalization effect).  Ibbotson analyzes this small capitalization effect, and YCG added a size premium based on the size premium data provided by Ibbotson.  Size premia used in YCG’s analysis came from the figures stated in the Japan Size Premia Report 2018 (as of the end of December 2017) (tertiles) issued by Ibbotson.

●
It is the Company’s understanding that whether a size premium should be taken into consideration is not an indisputable issue, even in theoretical enterprise value analysis, and that the treatment in practice varies depending on the analysis policies of each financial advisor.

●
In addition, in order to take a cautious approach in relation to YCG’s analysis, the Company examined the impact on YCG’s analysis range of the share exchange ratio on the hypothetical assumption that the size premium had not been used.   The result was that the median value of the range was approximately 0.67 and the Share Exchange Ratio exceeded such median value.  Given that, the Company comprehensively evaluated various factors, including SMBC Nikko’s analysis results, and concluded that the Share Exchange Ratio is fair.

2.          Questions from Oasis and the Company’s Views in Response Thereto

No	Questions from Oasis	Views of the Company
1
In question 19 in the Company’s press release titled “The Company’s Views on the Business Integration between the Company and Alps Electric Co., Ltd.” on November 15, 2018, the Company states “The Company announced that ‘The Company and Alps Electric do not have any agreement that prohibits or restricts the Company from contacting any third party with a competing proposal. In the event a competing proposal is made, the Company will sincerely consider its terms’ in Q&A 2-5 of the Q&A Press Release dated December 4, 2017 …”.

Oasis represented its intention to acquire the Company before the business integration was announced. Nevertheless, this proposal was ignored, and the Company made no effort whatsoever to understand Oasis’ proposal. Oasis made a further proposal for an acquisition at 2,400 yen per share, but the Company ignored this proposal once again. We believe that in contradiction to the Company’s statement, these proposals deserved serious consideration.

Please explain the reason why the Company decided, without any deliberation, that Oasis’ proposals did not deserve serious consideration.
●
It is true that the letter received by the Company from Oasis contained a statement alluding to an acquisition proposal.  However, as explained below, the statement was not believed to constitute an “acquisition proposal” warranting the Company’s careful consideration.

✓
The June 12, 2017 letter received by the Company from Oasis only states, “we wish to present to the board of directors, for their consideration, our interest in presenting a tender offer of ¥1,800 per share for a 50.1% stake of Alpine Electronics,” without providing any specific terms and conditions, such as the method of financing the acquisition or a concrete management policy after the acquisition.  Moreover, while it is believed that in order for Oasis to acquire 50.1% of the total number of issued shares of the Company, practically speaking Oasis would need to acquire Company shares held by Alps Electric. However, the Company confirmed with Alps Electric that it had no intention to sell the shares of the Company.  Accordingly, it was unclear how Oasis would acquire 50.1% of the total number of issued shares of the Company.

✓
The Company thus replied to Oasis on June 30, 2017, “it is our understanding that we are in a situation where we still do not have sufficient information to consider your proposal thoroughly.  If there is a further opportunity for us to hear more details from you, we would like to do so.”  After that, however, the Company was not provided by Oasis with any additional information on major terms and conditions such as those mentioned above.

✓
The letter received by the Company from Oasis on October 18, 2017 made lengthy arguments concerning the fairness of the Share Exchange Ratio, and ended with solely “we will proceed with our efforts to put forward a bid for Alpine at ¥2,400 per Alpine share.”  Not only did the letter fail to state any major terms and conditions, such as those mentioned above, it also did not mention the number of shares scheduled to be acquired.

✓
The letters received by the Company from Oasis after that time only contained statements intimating at an acquisition proposal, by saying, among other things, “Oasis is prepared to pursue any legal avenue, including an alternative tender offer,” and “Oasis is interested in conducting due diligence to smoothly pursue an even higher price proposal,” without mentioning that “Oasis proposes an acquisition.”  Moreover, there was no additional information on the major terms and conditions set out above at any time.

No	Questions from Oasis	Views of the Company
2
The Company explained YAMADA Consulting Group Co., Ltd. (“YCG”)’s use of an unnaturally low discount rate for Alps Electric when compared to the discount rate that YCG employed with respect to the Company and the discount rate that SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) employed with respect to Alps Electric by saying that was because YCG employed a size premium.  It was also said that YCG incorporated the size premiums calculated by Ibbotson Associates Japan, Inc. (“Ibbotson”).  However, the difference between the size premiums of the Company and Alps Electric indicated in the list of size premiums by market capitalization calculated by Ibbotson is just 0.6%. On the other hand, the difference in the size premiums employed by YCG is estimated to be from 2.73% to 3.31%. Since the market capitalizations of Alps Electric and the Company, as listed companies, are clearly shown, 0.6% should be employed as the difference in Ibbotson’s size premiums by market capitalization, not the method using an estimate, which was likely used by YCG.
●
The size premiums used by YCG in its analysis came from figures stated in the Japan Size Premia Report 2018 (as of the end of December 2017) (tertiles) issued by Ibbotson, and it is believed that the estimated range (approximately 2.73% to 3.31%) that Oasis indicates may contain a calculation error.

		●	It is the Company’s understanding that whether a size premium should be taken into consideration is not an indisputable issue, even in theoretical enterprise value analysis, and that the treatment in practice varies depending on the analysis policies of each financial advisor.
●
In addition, in order to take a cautious approach in relation to YCG’s analysis, the Company examined the impact on YCG’s analysis range of the share exchange ratio on the hypothetical assumption that the size premium had not been used.  The result was that the median value of the range was approximately 0.67 and the Share Exchange Ratio exceeded such median value.  Given that, the Company comprehensively evaluated various factors, including SMBC Nikko’s analysis results, and concluded that the Share Exchange Ratio is fair.

2.1	Please explain the reason why the discount rate employed by YCG cannot be reasonably explained even if the size premium calculated by Ibbotson was incorporated as per your company’s explanation.
2.2	Please disclose the size premiums that YCG employed for your company and Alps Electric (or the difference between the size premiums).
2.3	Why did YCG choose a method of estimating the size premiums, rather than incorporating the list that had already been calculated by Ibbotson on an as-is basis?
2.4
A fairness opinion from YCG that has this kind of flaw will mislead shareholders, and Oasis has indicated this problem to your company’s management. Why did your company’s management and the Third-Party Committee ignore this problem, and why have they not made efforts to resolve this problem?

No	Questions from Oasis	Views of the Company
3
Based on the Form F-4 filed by Alps Electric, Oasis understands that the business integration was led by Alps Electric starting in December 2016. If the Company is aware of issues with the future potential of the business:
●
It is true that consideration of the Business Integration was initiated by the proposal from Alps Electric, but the Company took the initiative in examining whether the Business Integration should be undertaken as well as the terms and conditions thereof.  It was as a result of these reasons that the Business Integration moved forward.  Accordingly, it is believed that Oasis’ understanding of the premise that “the Business Integration was led by Alps Electric” is erroneous.

3.1	Why is this business integration led by Alps Electric and not by the Company; and
3.2	Why did the Company not search for other alternative strategies before there was a proposal from Alps Electric?
4
According to the Form F-4 filed by Alps Electric, the capital expenditure and depreciation expenses for the fiscal year ending in March 2021, which is the last fiscal year in the Company’s financial forecasts, are respectively anticipated as being 12 billion yen and 8.8 billion yen. This suggests that the Company is in a growth period, even after three years from now, that requires active capital expenditure aimed at future growth, not a mature period in which capital expenditure and depreciation expenses are balanced. Due to the additional capital expenditure, this will become a factor that is doubly disadvantageous for minority shareholders because (i) growth in profit will occur after the final fiscal year in the financial forecasts, and (ii) the free cash flow in the final fiscal year of the financial forecasts has been intentionally calculated too low. In addition, SMBC Nikko Securities and YCG have employed (a) the Company’s financial forecasts, and (b) a 0% perpetual growth rate in their DCF calculations. Please explain the type of considerations through which SMBC Nikko Securities and YCG employed a 0% perpetual growth rate in their DCF calculations, despite the final fiscal year of the financial forecasts not being a mature period in which capital expenditure and depreciation expenses are balanced. Moreover, please explain the types of discussions that were had in the Third-Party Committee regarding the problems with the enterprise value calculations by SMBC Nikko Securities and YCG.
●
Since the economic crisis triggered by the collapse of Lehman Brothers, the Company has worked to reduce fixed costs by limiting capital expenditure to the minimum amount deemed necessary.  In the Company’s financial forecasts, capital expenditure is expected to exceed depreciation expenses in the fiscal year ending March 31, 2021.  This is because the Company is increasing investment mainly for the purposes listed in (1) through (4) below in order (a) to tackle issues that have surfaced due to capital expenditure being limited to the minimum amount deemed necessary and (b) to respond to changes in customer demands.  Therefore, the capital expenditure increases are not aggressive investments due to the Company’s confidence about future business expansion.  Accordingly, the Company believes that the assumption that the perpetual growth rate is 0% in the DCF Analyses by SMBC Nikko and YCG does not give rise to any theoretical contradictions.

< Major factors contributing to increased capital expenditure>

			(1)	Increase in demand for upgrading aging facilities, including buildings and structures.
			(2)	Resumption of investment in efficiency enhancement, including response to “Work Style Reform”, such as the introduction of leading-edge information technology and development tools.
			(3)	Capital expenditure related to production automation to respond to difficulties in recruiting workers and a rise in labor costs at domestic and overseas factories.
			(4)	Increase in investments related to addressing workplace safety and making changes to the work environment, in response to customer demands.
			*	Note that the impact of investment relating to (2) and (3) above has been taken into consideration in the Company’s financial forecasts.
●
The Company believes that continuous capital expenditure of approximately 11 to 13 billion yen per year is necessary from the perspective of keeping the business size in the 300 to 400 billion yen range in the future and remaining competitive.

No	Questions from Oasis	Views of the Company
5
The Company has made a large equity investment to Neusoft Reach Automotive Technology (Shanghai) Ltd, Co. (“Neusoft Reach”), and Neusoft Reach recently (a) entered into an agreement with Honda that requires a large amount of new investment and (b) has decided to contribute to a joint venture company to be incorporated in collaboration with Denso. The cash outflows pertaining to these investments will occur during the period of the financial forecasts that became part of the assumptions of the calculations by YCG and SMBC Nikko Securities. However, profit pertaining to these investments will occur after the final fiscal year of those financial forecasts. As a result, the Company’s shareholders cannot participate in the profit from these investments and will suffer disadvantage from these investments.

5.1	How were the investments by Neusoft Reach taken into consideration in the calculations by YCG and SMBC Nikko Securities?	●
According to SMBC Nikko and YCG, in each DCF Analysis, the Company’s investments in Neusoft Reach, including the additional investment that was announced by the Company on May 24, 2018, was added to share value as non-operating assets so that the cash outflow relating to the additional investment does not contribute as a reduction factor in the share value.

5.2
What method did the Company’s management and the Third-Party Committee use to confirm the calculations by YCG and SMBC Nikko Securities with respect to whether the Company’s shareholders are able to participate in the benefits of the investments by Neusoft Reach?
		●	The Company interviewed SMBC Nikko and YCG, and the Third-Party Committee interviewed YCG, about the treatment of such investment in the DCF Analysis and verified such treatment was reasonable.
6
After the 52nd ordinary general meeting of shareholders held on June 21, 2018, President Nobuhiko Komeya of the Company declared to the media that the Share Exchange Ratio is fair and that he has no intention of revising it. On the other hand, because President Nobuhiko Komeya plans to be appointed as a director, and not a member of the audit and supervisory committee, of Alps Electric after the business integration on the effective date of the Share Exchange on the condition that the Share Exchange takes effect, it cannot be denied that there is a possibility that he either has a conflict or potential conflict of interest regarding the Share Exchange, and so it is said that he did not participate in the discussions or resolution regarding the Final Examination at the Company’s board of directors.
●
We are unable to answer this question because it is unclear which statement the “declaration,” as Oasis puts it, refers to and what conduct Oasis regards as a “statement in a fashion that could be construed as his having represented the Company.”

●
Nobuhiko Komeya, the Representative Director and President of the Company, was interviewed by some media outlets in regard to the Business Integration after the Company’s 52nd ordinary general meeting of shareholders, but in such interviews, his response was that, “the Share Exchange Ratio is fair and there is no need for rectification by paying the dividends as proposed in the Shareholder Proposal on a Dividend Increase by having such proposal resolved at the Ordinary General Meeting of Shareholders,” which merely conveys what was discussed and resolved at the meeting of the Company’s Board of Directors on May 2, 2018.  The Company, therefore, does not believe such responses in the interviews give rise to a conflict of interest.

6.1	Was President Nobuhiko Komeya’s statement to the media a statement made as a representative of the Company?
6.2
If President Nobuhiko Komeya’s statement to the media was made as a representative of the Company, why was he able to make such statement as a representative of the Company despite his having planned not to participate in discussions or resolution regarding the Final Examination at the Company’s board of directors?

6.3
If President Nobuhiko Komeya’s statement to the media was made in his individual capacity, rather than as a representative of the Company, why did he make a statement in a fashion that could be construed as his having represented the Company? In addition, why did President Nobuhiko Komeya not make his statement after making it clear that he has a conflict or potential conflict of interest regarding the Share Exchange?

No	Questions from Oasis	Views of the Company
7
When the Company selected SMBC Nikko Securities as its financial advisor for the Share Exchange, in the Form F-4 that Alps Electric submitted to the U.S. Securities and Exchange Commission (“SEC”), it was stated that the Company had agreed to pay SMBC Nikko Securities 440 million yen as a success fee, and that in terms of the breakdown of the success fee, the Company already paid 10 million yen when the Company signed the engagement letter with SMBC Nikko Securities and 220 million yen when the share exchange agreement was executed, and that the Company will further pay 100 million yen if the Share Exchange is approved by the Company’s general meeting of shareholders and the remaining amount of 110 million yen after the effective date of the Share Exchange. The contents of the agreement regarding the success fee between the Company and SMBC Nikko Securities is important information for the consideration of the reliability of the calculation of the Share Exchange Ratio by SMBC Nikko Securities, so why did the Company not state the contents of the agreement regarding the success fee between the Company and SMBC Nikko Securities in documents that were disclosed in the Japanese language in Japan?
		●	The success fee was not disclosed because it is not required to be disclosed under the disclosure regulations of Japan.
8	SMBC Nikko Securities is the Company’s financial advisor for the Share Exchange.	●	There is no agreement between the Company and SMBC Nikko whereby the Company will pay any fee related to the Business Integration (other than those made public) to SMBC Nikko.
8.1	Has the Company agreed to pay SMBC Nikko Securities any success fees in relation to the business integration separately from the 440 million yen?
8.2	If there is an agreement, how much is the amount of those fees and what kind of services are they consideration for?
9
The Company states that it needs to ensure a “stable financial footing” in order to maintain transactions with the automobile manufacturers that are the Company’s main customers, but please elucidate “stable financial footing” using specific financial indicators.
●
The Company provides automobile manufacturers that are the Company’s major customers with financial data on a regular basis pursuant to purchase agreements with them.  The Company believes that it is the norm for automobile manufacturers, which must maintain and secure their supply chain, to verify the stable financial footing of their suppliers.  However, we are not in a position to comment on specific financial indices because those are determined by automobile manufacturers at their discretion.

No	Questions from Oasis	Views of the Company
10
It is said that the Third-Party Committee chose YCG from among multiple candidates to be the third-party financial advisor that is independent from the Company and Alps Electric; but please inform us of specifically who those multiple candidates were, how those multiple candidates were selected, and the specific reasons why YCG was engaged from among those multiple candidates.
●
We decline to comment on the specific names of the candidates, but the Company was informed that the Third-Party Committee selected YCG from among multiple candidates which have track records in share value analysis in M&A transactions of listed companies because YCG has no conflict of interest that gives rise to a question as to its independence from the Company, including business relations with the Company or Alps Electric, and because YCG has considerable experience as a financial advisor.

11
Quite a few of the Company’s shareholders are shareholders of both the Company and Alps Electric. Among those shareholders, it is possible that some may exercise their voting rights to approve the Share Exchange, which will cause great harm to minority shareholders of the Company, because of their other purposes. Are the Company’s directors or senior management aware of whether agreements have been made or discussions have been held, or the possibility that such agreements or discussions have been made or held, between Alps Electric and some of the Company’s shareholders to encourage some of the Company’s shareholders to exercise their voting rights to approve the Share Exchange, for reasons, economic benefits of them or other factors other than those that have been disclosed in the press releases and the like that have already been publicly announced regarding the Share Exchange, regardless of whether such agreements or consultations were direct or indirect, or official or unofficial? If there are such agreements or have been such discussions, please disclose their details and the names of the shareholders who have had such discussions or made such agreements.
		●	The Company is not aware of the kind of circumstances indicated by Oasis.
12
In Alps Electric’s press release titled “Notice Regarding the Management Policy under the Holding Company Structure, including the Basic Policy on Shareholder Returns” on November 26, 2018, Alps Electric publicly announced that “… the Company resolved at its board of directors meeting to adopt a policy of responding to the dilution resulting from an increase in the number of common shares of the Company in connection with the Share Exchange and improving capital efficiency following the Business Integration through, as a shareholder return measure following the Business Integration, buying back its own common shares in the amount equivalent to 40 billion yen during the period from January 2019 to June 28, 2019 through purchases in the market following the Business Integration.” It further publicly announced regarding this acquisition of 40 billion yen of own shares that “[i]n the event that certain Alpine shareholders exercise their share repurchase rights in connection with the Share Exchange, the amount to be paid to such shareholders by the end of January 2019 will form part of the above-mentioned amount.”

Was this public announcement by Alps Electric made as a result of discussions to encourage specific shareholders of the Company to exercise their voting rights to approve the Share Exchange?
		●	As this relates to a management decision and announcement made by Alps Electric, the Company is not in a position to comment.

End

One of the parties to the Business Integration, Alps Electric, has filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange with the Company.  The Form F-4 contains a prospectus and other documents.  Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange are available, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.